UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  1-9876

WEINGARTEN REALTY INVESTORS
(Exact name of registrant as specified in its charter)

2600 Citadel Plaza Drive, Suite 125
Houston, Texas 77008
(713) 866-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, par value $0.03 per share
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimco Realty Corporation, as successor by merger to Weingarten Realty Investors, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 16, 2021	KIMCO REALTY CORPORATION As successor by merger to Weingarten Realty Investors

	By:	/s/ Glenn G. Cohen
	Name:	Glenn G. Cohen
	Title:	Chief Financial Officer